Exhibit 3.3

AMENDMENT No. 1

TO

RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 TO RIGHTS AGREEMENT (the “Amendment”), dated as of August 13, 2003, is between AirNet Communications Corporation, a Delaware corporation (the “Company”) and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement dated as of January 9, 2001 (the “Rights Agreement”);

WHEREAS, pursuant to Section 27 of the Rights Agreement, until such time as any Person becomes an Acquiring Person (as defined in the Rights Agreement), the Company may from time to time, and the Rights Agent shall if the Company so directs, make any change to or delete any provision of the Rights Agreement or adopt any other provisions with respect to the Rights Agreement which the Company may deem necessary or desirable;

WHEREAS, the Company desires, and hereby directs the Rights Agent, to amend the Rights Agreement in such a way as to terminate the Rights Agreement, and the Rights Agent agrees to such Amendment, on the terms and conditions hereof.

Section 1. Representations and Warranties.

The Company represents and warrants to the Rights Agent that:

(a) to the best knowledge of the Company, no Person has become an Acquiring Person (as defined in the Rights Agreement) under the Rights Agreement; and

(b) this Amendment is authorized pursuant to the requirements of Section 27 of the Rights Agreement.

Section 2. Amendment to Section 1.

The definition of “Final Expiration Date” in Section 1 of the Rights Agreement is hereby amended and restated in its entirety as follows:

“Final Expiration Date” shall mean the “Closing Date” as such term is defined in that certain Securities Purchase Agreement dated as of June 5, 2003, by and among the Company, TECORE, Inc. and SCP Private Equity Partners II, LP.

Section 3. Effectiveness.

This Amendment shall be deemed effective as of the Final Expiration Date, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall otherwise be unaffected hereby.

Section 4. Governing Law.

This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 5. Waiver of Notice.

Each party hereto waives any requirement under the Rights Agreement that any additional notice be provided to it pertaining to the matters covered by this Amendment.

Section 6. Counterparts.

This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 7. Descriptive Headings.

Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

* * *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to be duly executed, all as of the day and year first above written.

AIRNET COMMUNICATIONS CORPORATION

By:	/s/ STUART P. DAWLEY
Name:	Stuart P. Dawley
Title:	VP/ GC/ Sec

CONTINENTAL STOCK TRANSFER & TRUST COMPANY as Rights Agent

By:	/s/ R. BERNHAMMER
Name:	R. Bernhammer
Title:	Vice Pres.